Exhibit (n)(1)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the caption "Independent Registered Public Accounting Firm" in the Prospectus and Statement of Additional Information, dated April 11, 2023 and included in this Post-Effective Amendment No. 28 to the Registration Statement (Form N-6, File No. 333- 141769) of LLANY Separate Account S for Flexible Premium Variable Life Insurance (the “Registration Statement”).

We also consent to the use of our reports (1) dated March 31, 2023, with respect to the financial statements of Lincoln Life & Annuity Company of New York and (2) dated April 5, 2023, with respect to the financial statements of each of the subaccounts within LLANY Separate Account S for Flexible Premium Variable Life Insurance, for the year ended December 31, 2022, incorporated by reference in this Registration Statement, filed with the Securities and Exchange Commission.

Philadelphia, Pennsylvania

April 11, 2023